FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Statement on Report of Investigation into Improper Communication of Information and Announcement of Remediation Action Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 24, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Statement on Report of Investigation into Improper Communication of Information and Announcement of Remediation Action Plan

Tokyo, May 24, 2019—An incident recently occurred whereby information related to the listing and delisting criteria for the upper market currently under review by the Tokyo Stock Exchange was handled improperly from the viewpoint of ensuring fair and sound markets in the course of communicating information at Nomura Securities Co., Ltd.

We take this matter very seriously and we regret the trouble that has been caused to our clients and all other concerned parties.

In order to fully understand the circumstances surrounding the incident, we have conducted an internal investigation. To ensure a more objective and in depth investigation was carried out, we also set up a special investigation team of external experts under the Audit Committee, in which Outside Directors play a central role, to conduct an investigation.

The special investigation team interviewed related parties; inspected, reviewed and analyzed related materials; and conducted an anonymous survey of employees belonging to the related offices. The results of the investigation were compiled in a report presented to the Audit Committee (see Attachment 1 for a summary of the report). The Audit Committee subsequently discussed the issues raised in the report on a number of occasions.

The Audit Committee then presented the special investigation team’s report to the Board of Directors and called for senior management to take prompt action in relation to the issues raised in the report.

In response, based on the measures to prevent recurrence outlined in the report, senior management submitted a remediation action plan (Attachment 2) with the following three pillars to the Board of Directors that was approved today.

1.	Embed the mindset of a Code of Conduct that fulfills the role the public expects financial institutions to play, and create an environment to maintain and improve self-discipline.

2.	Reorganize the Wholesale Equities business to ensure that our people are incentivized to contribute to the development of the capital markets.

3.	Establish a framework to tightly control not only corporate confidential information, but also non-public information that could materially affect investment decisions.

By fully implementing the remediation action plan, we will further strengthen our internal control framework and work together as one firm to regain the trust of our clients and all other concerned parties.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com

(Attachment 1)

May 10, 2019

Special Investigation Team

Mr. Kouichi Nanba, lawyer

Mr. Shin Kikuchi, lawyer

Mr. Masakazu Kumagai, lawyer

Yu Takahashi, lawyer

Kazuki Katayama, lawyer

Summary of Report by Special Investigation Team

1.	Outline of the incident

On March 5, 2019, certain information regarding market segmentation of the Tokyo Stock Exchange (the “TSE”), which had been under review at the TSE, was revealed to a chief strategist in the research division of Nomura Securities Co., Ltd. (the “NSC Strategist”) by a researcher at Nomura Research Institute (the “NRI Researcher”) who was a member of the Advisory Group to Review the TSE Cash Equity Market Structure (the “Advisory Group”). The information suggested a high possibility that the listing and delisting criteria for the TSE upper section in terms of market capitalization would be set at 25 billion yen or more. On the same day and the next day (March 6), the NSC Strategist communicated the information to certain people including members of NSC’s Japanese stock sales team and Nomura International (Hong Kong) Limited (“NIHK”), some of whom provided the information to their institutional investor clients.

2.	Outline of the investigation

(1) Background to the investigation

The incident outlined above (the “Incident”) was covered by the media, and reported at the Nomura Holdings, Inc. (“NHI”) and NSC Board of Directors meetings jointly held on March 29, 2019. In view of the importance of the Incident, the Audit Committee of NHI and the Audit and Supervisory Committee of NSC (collectively, the “Audit Committee”) determined that rigorous investigation was necessary, and decided to jointly set up a special investigation team comprised of external experts (Mr. Kouichi Nanba, Mr. Shin Kikuchi, Mr. Masakazu Kumagai and two other lawyers from Mori Hamada & Matsumoto) under the Audit Committee, and conduct an investigation into this matter.

(2) Purpose, methods and term of the investigation

i.	Purpose

a.	Hearing from related parties, and collecting and analyzing evidence

b.	Analyzing current control framework and possible issues

c.	Reviewing and evaluating if there are any legal issues

d.	Analyzing the root cause leading to improper communication of information related to sales activities

e.	Proposing remedial measures to be implemented

f.	Other relevant matters

ii.	Methods

Interviews with related parties; analysis of emails and recorded phone conversations; inspection, review and analysis of related materials; and conduct and review of anonymous survey to employees belonging to the related offices.

iii.	Term

From April 1 to April 28, 2019.

3.	Facts uncovered in the investigation

i.

Under an agreement between NSC and NRI, the NRI Researcher has regularly conducted lectures at the request of NSC. He was asked to become a member of the Advisory Group by TSE, and based on a briefing on the Advisory Group by a TSE manager to the effect that listing threshold and delisting threshold would be the same, although the specific amount of the threshold was not mentioned, the NRI Researcher combined it with his own recognition and judged that “the threshold of listing and delisting would likely be set at market capitalization of 25 billion yen or more.” On March 5, 2019, when sending presentation materials regarding the market structure of the TSE to the NSC Strategist, the NRI Researcher wrote in his email that, based on his interactions with the TSE, he felt there was a high chance that the threshold would be 25 billion yen (which is the same as the current threshold for direct listing to the TSE 1st section). He did so with the purpose of explaining the reason for a change in the materials.

ii.

Receiving the above email, the NSC Strategist sent emails on the same day to seven people (six employees of NSC and NIHK, and one external fund manager) who had shown interest in the review of the TSE market structure. The emails said, “The current intention of the TSE regarding the listing and delisting criteria for the upper market seems not to be 50 billion yen but to be 25 billion yen (the current threshold for direct listing to the TSE 1st section)”, noting that his source has clear biases and that the information was based on the impression he got from his interactions with the source

iii.

On the following day, March 6, the NSC Strategist sent out a daily email message (the “NSC Strategist’s Comment Mail”, mailing list of 3000 domestic institutional investors and 2000 overseas institutional investors) with a one sentence comment: A threshold of 25 billion yen has emerged. The NSC Strategist did not inform the NRI Researcher that he had sent these emails described in ii. and iii.

iv.

A member of NIHK’s Japan stock sales team, who received the March 5 email sent by the NSC Strategist, confirmed the information source with the NSC Strategist. On the same day, he transmitted the information to three of his clients via chat, eliminating the phrase that it was only an “impression” and revealing the information source. On the next day, he sent the same information by email to his 21 clients (including the said three clients) and attached to the email a list of stocks on the TSE 1st section with market capitalization between 25 and 50 billion yen, with a comment, “If the stocks were already sold on the assumption that 50 billion yen would be the threshold, there may be a chance that they will be repurchased.”

v.

An NSC employee from the Global Markets Institutional Sales Dept. II (the “GM Sales Dept. II”), who also received the email on March 5, asked the NSC Strategist on the same day via email whether the original email could be transferred to clients. Although the NSC Strategist replied that he could not make that decision, the employee emailed the information to one of his clients, without trying to get any further confirmation. On the next day, the employee also called two other clients and told them the same information.

vi.

Another NSC employee from the GM Sales Dept. II, who received the NSC Strategist’s comment on March 6, shared the information with seven of his clients using chat on the same day, saying, “Comment from strategist: Update on market restructuring. A threshold of 25 billion yen has emerged.” and “Stocks with market capitalization between 25 and 50 billion yen may be repurchased. I have conducted a simple screening of such stocks.” He attached a list of stocks on the TSE 1st section with market capitalization between 25 and 50 billion yen. The employee also called two other clients to tell them the same information.

vii.

Since March 6, in addition to the three employees mentioned above, four more employees talked with their clients about the market restructuring and mentioned the 25 billion yen threshold during the period until March 15 when Nikkei newspapers publicly reported that the market capitalization threshold to delist could be raised to 25 billion yen from the current 2 billion yen.

viii.

As part of the investigation, an anonymous survey (the “Survey”) was conducted. Although most employees pointed out some sort of wrongdoing regarding the Incident and described the Incident as unacceptable, some employees answered that they saw no problems with the conduct as the information in question did not fall under “material facts” nor “corporate confidential information.”

ix.

Other than the above, one NSC employee belonging to the GM Sales Dept. II, who also received the March 5 email, made a request to the Equity Trading Dept. to create a custom index consisting of stocks with market capitalization of 25 billion yen or less, on the same day. The ticker of the index was registered the next evening, and the employee announced it to salespersons in the GM Sales Dept. II (on January 24, custom basket indices consisting of stocks with market capitalization of 100 billion yen and less, and 50 billion yen and less were also created). As for the index of 25 billion yen and less, it caught the interest of clients right after a news outlet reported online on March 15 that the threshold of 25 billion yen was being discussed, and one deal was concluded on the same day.

4.	Issues of the Incident

i.

The NRI Researcher is considered to be under certain duty of confidentiality as part of an agreement between the TSE and members of the Advisory Group, even if they have not executed a written contract on the matter. The information communicated by the NRI Researcher to the NSC Strategist can be regarded as a breach of confidentiality, and the NSC Strategist received such information.

ii.

The two email messages sent by the NSC Strategist were not considered as an “analyst report” as defined by the rules of the Japan Securities Dealers Association, which requires strict supervision. They were also not the subject of in-house examination as advertisement. Thus, they were out of the scope of the two control frameworks. On the other hand, the information received from the NRI Researcher is considered to be “Important Information” under the in-house regulation regarding analysts, and must be reported to one’s supervisors and approved by the supervisor when transmitted to other departments. However, the NSC Strategist did not recognize as such, and did not make the necessary reports to his supervisor.

iii.

The NSC Strategist sent the two email messages without any consideration at all to the duty of confidentiality that the NRI Researcher owed to the TSE. Also, the NSC Strategist spread the information from the NRI Researcher including non-public information, which is an act lacking the basic code of conduct (the “conduct”) as a market player.

iv.

Following the past insider incident relating to public share offerings, a Communication Guideline for sales staff was established. The Guideline broadly prohibits various acts, for example, talking about one’s speculations and guesses regarding corporate actions such as financing, in order to prevent any misunderstanding that corporate confidential information is provided to clients. It is accepted as a strict rule and complied with by sales staff. On the other hand, material information that does not relate to corporate confidential information such as the one in the Incident is not explicitly covered by any guideline, and therefore some salespeople considered there were no problems with this kind of information dissemination.

v.

Providing such information to clients went against the spirit of the Communication Guideline. Salespeople who acknowledged that the information was provided by the NRI Researcher should have considered the appropriateness of using non-public information regarding a systemic change for sales activities. However, they acted without considering it by themselves and also did not ask for advice from their supervisor or person in-charge of compliance, which lacks the fundamental conduct of a market player.

vi.

As previously mentioned, deficiencies were evident in the control framework of the Research division and the Compliance division at each stage of the incident. These include receiving information from the NRI Researcher, the sending of emails by the NSC Strategist, as well as the sharing of the information with clients and use of the information by salespeople. In addition, oversight by supervisors in the Sales division was insufficient. In particular, in December 2018 the NSC Strategist was given a strict warning by his supervisor for expressing dissatisfaction toward the checking procedure before issuance of his research report in the Comment Mail, but his behavior was not monitored afterwards.

vii.

No employee who received the emails from the NSC Strategist raised any issue, and as mentioned above, in the Survey, some employees regarded compliance just as complying with laws and rules, and answered that there were no problems with the Incident. This indicates overlooking of the concept of compliance as responding to social common sense and expectations of society, and that such awareness of fulfilling the role of a securities firm to act as a gatekeeper of the market has not yet been fully instilled to all employees.

5.	Analysis of reasons for the Incident

i.

Although there was no violation of laws regarding the NSC Strategist’s behavior and the salespeople involved in the incident, they did not consider how the circulation of the information would be perceived by society, including market participants (whether or not the conduct is fair). They interpreted “compliance” narrowly as just abiding by laws and rules, and did not think of “compliance” as exercising common sense and responding to the expectations of society. The true meaning of compliance was not thoroughly instilled, and is considered the cause for such behavior.

ii.

Actions such as the NSC Strategist receiving information from the NRI Researcher; the information being transmitted from the NSC Strategist to salespeople and external institutional investors; information was transmitted from salespeople to clients; and the custom basket lineup being prepared based on the information from the NSC Strategist at the GM Sales Dept. II, could not be prevented because there were no appropriate rules in place to govern those actions.

iii.

The NSC Strategist failed to report to his supervisor the information he received from the NRI Researcher as “material information”, and this led to a delay in acknowledgement by the supervisor of the NSC Strategist’s attitude toward the market segmentation topic. As explained in section 4. ii above, this was due to an in-house rule, which requires reporting material information to one’s supervisors, not being fully embedded within the Research division.

iv.	The fact that an effective supervision system was not in place led to the problems below.

•

The daily email message from the NSC Strategist was sent to a considerable number of internal related parties. Although some of them felt that mentioning the market structure was not necessarily appropriate, no one raised the issue.

•	The supervisors of salespeople involved in the Incident did not properly fulfil their day-to-day oversight responsibilities.

•	The behavior of the NSC strategist who was issued a serious warning was not being monitored.

v.

No one in the GM Sales Dept. II and NIHK’s Japanese stock sales team gave advice or pointed out issues to fellow colleagues about their sales activities. This showed a lack of awareness of the collective responsibility to ensure compliance as an organization.

6.	Points to improve to prevent recurrence

Measures must be taken to prevent a recurrence of the Incident, based on the analysis of causes described above. Specifically, such measures should include initiatives to raise compliance awareness (reaffirming the mission of a securities firm, compliance education, oversight by supervisors, pointing out issues among employees, checking for signs of disregard for compliance, and so on), enhancing rules and enforcing compliance, strengthening the framework for screening external communication, re-examination of the monitoring framework, and review of the compliance evaluation component of employees’ performance appraisal.

END

(Attachment 2)

Outline of Remediation Action Plan to be Implemented by Nomura Securities

1.	Our Awareness of Issues for preparing Remediation Action Plan

On March 5, 2019, a researcher of Nomura Research Institute Ltd. (“NRI”) which Nomura Securities Co., Ltd. (“NSC”) outsources a part of its business to, who is a member of the Advisory Group to Review the Tokyo Stock Exchange (“TSE”) Equity Market Structure (“Advisory Group”) established by Japan Exchange Group, Inc. (“JPX”), provided the chief strategist in NSC’s Global Research Division with information that there was a high possibility that the standard for designating the top market on the TSE would fall to 25 billion yen. On the same day and the following day, the information was transmitted directly or indirectly through members of the Japan equity sales team in NSC and in Nomura International (Hong Kong) Limited to some institutional investors.

The researcher of NRI is a member of the Advisory Group and is expected to maintain a certain level of confidentiality. However, it is a very serious issue that the recipients of the information, without considering the effect of the information regarding the standard for market designation on the capital market, without due care, disseminated it within NSC and to clients. Also we deeply regret that there was an insufficient control mechanism on information exchanges.

The review of the standard of market designation falls within information that may materially influence on market prices of the subject listed companies in terms of investment. It is extremely inappropriate that the parties involved in this incident transmitted information of the discussion in the Advisory Group or future direction and/or policy of JPX to certain investors in terms of our role and responsibilities to be a gatekeeper who ensures fairness of the capital market.

Reflecting on the lesson from Insider Trading Incidents concerning Public Offering of New Shares in 2012, we have reconsidered a mere rule-based code of conduct, as well as worked to eliminate the idea, and actions resulting from the mistaken idea, that all we need to do is just comply with the written rules and regulations. However, we deeply regret that the persons involved in this case did not fully understand how members of society, including market participants, would consider the dissemination of the information, that the relevant persons did not consider that “compliance” is to follow common sense or social expectations, that the relevant persons did not have sufficient consciousness of our responsibility for maintaining fairness of the capital market, instead prioritizing the enhancement of their own reputation by having useful information sources.

In addition, although there were some employees who could have recognized the problems of this case within Global Markets and the Research Division, nobody raised questions or tried to improve the situation. This showed that, in the first line of defense, the principle-based compliance approach was not completely understood. We deeply regret this situation. We take very seriously the fact that the second line of defense as well as supervision by senior management overlooked this situation.

2.	Summary of Remediation Action Plan

We have established a special investigation team consisting of outside experts under the Audit and Supervisory Committee to scrutinize the facts and relevant issues, find out the root cause and point out remediation actions. A summary of the Remediation Action Plan, based on the recommendation by the Audit and Supervisory Committee and the special investigation team, is explained below.

<Items of Remediation Action Plan>

(1) Embed a conduct risk mindset that fulfills the role the public expects financial institutions to play, and create an environment to maintain and improve self-discipline

i.	Furthering understanding of Conduct Risk

a)	Definition of Conduct Risk

b)	Training for further understanding of Conduct Risk

c)	Ongoing measures to educate and reduce Conduct Risk

ii.	Review of Performance Evaluation

a)	Incentives for facilitation of good compliance in performance evaluation

b)	Clarification of effect on performance evaluation for inappropriate handling of important information in terms of compliance

c)	Mandatory feedback of compliance related evaluation

iii.	Enhancement of recognition and credibility of Compliance Hotline

(2) Reorganize the Wholesale Equities business to ensure that our people are incentivized to contribute to the development of the capital markets

iv.	Review of Organizational Structure and New Evaluation Regime

a)	Separating between Research and Receipt and Execution of Client’s Orders including Abolishment of Global Markets Institutional Sales Dept. II.

b)	Introduction of new performance evaluation to facilitate appropriate business conduct in the new Organization

v.	Improvement of Framework for Appropriate Control on Information

a)	Establishment of new Chinese Wall between Research and GM Execution and Appropriate Control on Information Distribution

b)	Monitoring under New Information Control Mechanism

(3) Establish a framework to tightly control not only corporate confidential information, but also non-public information that could materially affect investment decisions

vi.	Strict Control on Non-Public Important Information obtained from Public Institutions and Emphasizing the existing Information related Rules

a)	Establishment of new Rules related to Control on Non-Public Important Information obtained from Public Institutions

b)	Considering the Appropriate Way to Control Various Important Information including the existing Rules and Clarification of those Rules

c)	Emphasizing the Appropriate Control on Important Information in Research

vii.	Handling of Transmission of Information by Intellectuals

a)	Clarification of Rules of Handling of Information by Intellectuals who are members of outside committee

b)	Enhancement of Information Control on Outside Intellectuals

viii.	Review of Outsourcing Agreement regarding Research and Provision of Information

<Clarification of Responsibility to Complete Remediation Action Plan>

ix.	Top Management’s Addressing the Remediation Action Plan

a)	Monitoring of the Remediation Action Plan through a Governance Framework such as the Executive Management Board

b)	Top Management’s Recognition of the Status and Promotion of Further Improvement

x.	Clarification of Responsibilities of Officers and Employees

Clarification of Individual Responsibilities on the Relevant Officers and Employees for this Case

Remediation Action Plan (Summary)

I.	Embed a conduct risk mindset that fulfills the role the public expects financial institutions to play, and create an environment to maintain and improve self-discipline

1.	Furthering understanding of Conduct Risk

(1)	Definition of Conduct Risk

In Nomura Group, the Risk Appetite Statement (“RAS”) mentions that Conduct Risk is one of the important issues and that it controls, as part of Compliance Risk, the risk of imposing an adverse impact on client protection and market soundness by deviating from the social norms and ethics required of a financial institution.

Having a Conduct Risk mindset is essential to ensuring principles-based compliance and behavior in line with professional ethics. Accordingly, we will introduce into NSC’s internal rules a clause that stipulates the code of conduct based on the concepts described above.

(2)	Training for further understanding of Conduct Risk

We will provide training explaining the concept of Conduct Risk which is documented under the Rules mentioned above. We will introduce this incident as a case study and conduct discussion in training sessions so that each employee can further understand Conduct Risks. In the training we will provide a lesson that managers’ day to day instruction and supervision in light of conduct risk is very important.

(3)	Ongoing measures to educate and reduce Conduct Risk

In various training occasions, including but not limited to, Nomura Founding Principles and Corporate Ethics Day on August 3 every year, we will implement ongoing measures to educate all officers and employees to make them fully recognize Nomura’s mission as a gatekeeper for the capital market and to always take responsible action.

2.	Review of Performance Evaluation

(1)

Incentives for facilitation of good compliance in performance evaluation Under the current performance evaluation standards, in GM and Research, only the escalation of illegal behaviour is highly evaluated. Going forward, we will extend the scope and put a high rating to a proposal of improvement in compliance as well, thereby creating an environment where employees feel free to speak up.

(2)	Clarification of effect on performance evaluation for inappropriate handling of important information in terms of compliance

We will make it clear that compliance evaluation is adversely affected if the evaluated employee has breached the new rules regarding conduct and/or non-public important information obtained from public institutions.

(3)	Mandatory feedback of compliance related evaluation

We will require that at the time of performance evaluation communication, compliance related evaluation should be included and evaluators must inform that compliance, social responsibility, and contribution of development of a fair capital market are highly respected and they will provide value added services to clients to ensure good reputation and performance. Evaluators must also inform that other actions and performance will not compensate for a low level compliance evaluation.

3.	Enhancement of recognition and credibility of Compliance Hotline

In order to encourage use of the Compliance Hotline to inform about this kind of case involving illegal acts or unethical conduct, we will issue a statement from top management and apply for a certificate for whistleblowing to raise the credibility of Compliance Hotline.

II.	Reorganize the Wholesale Equities business to ensure that our people are incentivized to contribute to the development of the capital markets

4.	Review of Organizational Structure and New Evaluation Regime

(1)	Separating between Research and Receipt and Execution of Client’s Orders including Abolishment of Global Markets Institutional Sales Dept. II.

We will abolish Global Markets Institutional Sales Dept. II, divide the function of provision of research and execution of client’s orders as well as solution provision so each department can play its own role and cover clients properly.

While the former organization will focus on provision of information to facilitate appropriate pricing in the market, the latter organization will specialize in the function of developing new technologies and providing solutions for best execution to its clients, by which it contributes to the development of the capital market through improving the function of price identification in the market, proper provision of liquidity, as well as enhancement of clients’ investment performance.

(2)	Introduction of new performance evaluation to facilitate appropriate business conduct in the new Organization

Research and GM Division will consider appropriate business conduct to contribute to market fairness and development of the capital market and will introduce performance evaluation methods to facilitate such business conduct.

5.	Improvement of Framework for Appropriate Control on Information

(1)	Establishment of new Chinese Wall between Research and GM Execution and Appropriate Control on Information Distribution

All direct communication from Research to clients or GM Execution (which will be newly established under the concept set forth in 4. (1) in GM in charge of client’s order execution including overseas Japan Equity Sales), will be subject to review by Research Supervisory. Communication tools and/or means between Research and GM Execution should be limited to the Research Portal site. Special permission from managers of each department will be required to communicate directly without using Research Portal. We will introduce robust control on recipients of periodical and spot stylized information distribution by emails or chats.

(2)	Monitoring under New Information Control Mechanism

The managers in Research and GM Execution will monitor all the direct communication conducted between the two divisions. Each division will take responsibility to introduce the system under which monitoring is conducted as described above. Compliance will check if monitoring is conducted properly.

III.	Establish a framework to tightly control not only corporate confidential information, but also non-public information that could materially affect investment decisions

6.	Strict Control on Non-Public Important Information obtained from Public Institutions and Emphasizing the existing Information related Rules

(1)	Establishment of new Rules related to Control on Non-Public Important Information obtained from Public Institutions

We will introduce new rules concerning control on non-public important information obtained from public institutions which has the possibility of affecting share prices, and which does not fall within corporate confidential information and enhance the information control regime.

(2)	Considering the Appropriate Way to Control Various Important Information including the existing Rules and Clarification of those Rules

We will marshal the overview of information control rules considering the definition of “Important Information” defined in the existing Rules concerning Research Analysts which means the information other than corporate confidential information influencing investor’s investment decision.

(3)	Emphasizing the Appropriate Control on Important Information in Research

Because in this case, the chief strategist, who received information regarding market segmentation, did not fully understand the definition of and handling of “Important Information”, Research will have a special training session for further understanding of the handling and control of “Important Information”.

7.	Handling of Transmission of Information by Intellectuals

(1)	Clarification of Rules of Handling of Information by Intellectuals who are members of an outside committee

We will introduce and clarify internal rules concerning handling of information gained from intellectuals who are members of outside committees (“Intellectuals”) in order to enhance information control.

(2)	Enhancement of Information Control on Outside Intellectuals

We will introduce new rules concerning information control on outside intellectuals and Intellectuals (collectively “Outside Intellectuals”) when officers and employees approach Outside Intellectuals to get information, and will take measures for all to understand the rules well. The rules include procedures related to getting approval from managers and reporting managers as well as clarification of the scope of use of the received information from Outside Intellectuals.

8.	Review of Outsourcing Agreement regarding Research and Provision of Information

We will negotiate and agree with NRI to introduce and maintain a framework under which Information provided by NRI should be managed properly. Efforts to Complete the Remediation Actions and Clarification of Responsibilities of Officers and Employees

9.	Top Management’s Addressing the Remediation Action Plan

(1)	Monitoring of the Remediation Action Plan through a Governance Framework such as Executive Management Board

The steering team and the relevant departments will periodically report the progress of this Remediation Action Plan to the Executive Management Board and other relevant committees so that top management can review the status and discuss the effectiveness to amend it if necessary.

They will also periodically report the progress to the Board of Directors and, based on the feedback received from the Board, make efforts to prevent recurrence of the incident.

(2)	Top Management’s Recognition of the Status and Promotion of Further Improvement

Top management will try to measure and understand how effective the Remediation Action Plan is working through survey and questionnaires. In addition, management will have a chance to communicate with employees on site and have small-group dialogues with junior employees in the headquarters, as they have been conducting in domestic branches.

10.	Clarification of Responsibilities of Officers and Employees

We take this case seriously and will take disciplinary action on the officers and employees involved as follows.

(1)	Officers’ Salary Cut

-	NHI Executive’s Responsibility

Group CEO	30% Monthly Salary Cut for 3 months
Representative Executive Officer, Deputy President	20% Monthly Salary Cut for 3 months
Group Co-COO (NSC CEO)	20% Monthly Salary Cut for 3 months
Group Co-COO (NHI Deputy President)	10% Monthly Salary Cut for 3 months

-	NSC Executive’s Responsibility

Executive Vice President, Global Markets	10% Monthly Salary Cut for 2 months
Principal Managing Director, Global Research	10% Monthly Salary Cut for 2 months
Executive Vice President, Internal Control Supervisory Manager	10% Monthly Salary Cut for 2 months

(2)	Disciplinary Action for Employees

The responsible persons and their supervisors have been subject to strict disciplinary actions in accordance with the Internal Rules.